QuickLinks -- Click here to rapidly navigate through this document

[Letterhead of Sutherland Asbill & Brennan LLP]

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sablaw.com

May 8, 2008

VIA EDGAR SUBMISSION

Vincent J. Di Stefano, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Fifth Street Finance Corp.
  Registration Statement on Form N-2 filed on December 10, 2007
  File No. 333-146743

Dear Mr. Di Stefano:

        On behalf of Fifth Street Finance Corp. (the "Fund"), set forth below are the Fund's responses to the comments provided orally by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Fund during a telephone conversation on January 3, 2008. The Staff's comments are set forth below in italics and are followed by the Fund's responses. References to the Fund's registration statement on Form N-2 contained herein are to the Pre-Effective Amendment No. 2 to the Fund's registration statement on Form N-2 that has been filed with the SEC on the date hereof (the "Amendment").

        In addition to responding to the Staff's comments, the Amendment also reflects a number of updating and clarifying changes.

Prospectus

Cover

  1.
  The Staff notes your response to prior comment #4. Notwithstanding your response, the Staff reissues said comment. Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Fund is subject to special risks. See Item 1.1.j. of Form N-2.

    The Fund has revised the disclosure set forth on the cover page of the prospectus in response to the Staff's comment.

Summary

  2.
  The Staff notes your response to prior comment #10. Notwithstanding your response, the Staff again notes that the disclosure references the performance of Fifth Street Mezzanine Partners III ("Mezzanine Partners"), an unregistered predecessor of the Fund, from February, 2007 to the present. Please revise this disclosure, as extrapolating annualized returns from such a limited time period is too speculative.

    The Fund has revised the disclosure in question. In light of the fact that a significant amount of time has now passed, the Fund believes that annualizing the return information is not misleading and is appropriate.

  3.
  Please confirm that the disclosure regarding the use of leverage is consistent throughout the document.

    The Fund has revised the disclosure in response to the Staff's comment.

  4.
  The Staff refers to the line item entitled "Management fees" in the "Fees and Expenses" table. Please revise the base management percentage included therein given that such percentage should be expressed as a percentage of "net assets" (and not "gross assets") attributable to common stock.

    The Fund has revised the base management percentage included in the "Fees and Expenses" table in response to the Staff's comment.

  5.
  Please clarify in footnote 4 to the "Fees and Expenses" table as to when the incentive fee will become effective.

    The Fund has revised footnote 4 to the "Fees and Expenses" table in response to the Staff's comment.

Risk Factors

  6.
  Please advise the Staff on a supplemental basis with the identity of the entity that will assist the Fund's board of directors in determining the fair value of the Fund's investments.

    The Fund advises the Staff on a supplemental basis that Houlihan Lokey Howard & Zukin, Inc. and Murray, Devine & Company, Inc. have assisted the Fund's board of directors in determining the fair value of the Fund's investments; however in the future the Fund may use other entities to provide such assistance.

Capitalization

  7.
  The Staff notes your response to prior comment #35. Notwithstanding your response, the Staff reissues said comment. Please update all financial disclosure to October 31, 2007, or November 30, 2007, if possible.

    The Fund has revised the disclosure in response to the Staff's comment and has updated all financial disclosure to March 31, 2008.

General

  8.
  Please delete the mitigating language contained in the risk factor entitled "If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us."

    The Fund has revised the disclosure in response to the Staff's comment.

  9.
  We again note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. In particular, please note that the SEC Accounting Staff has not yet had an opportunity to issue any comments on the Fund's registration statement on Form N-2.

    The Fund acknowledges the Staff's comment.

*    *    *

        If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm Steven B. Boehm

Enclosures

cc:
Mr. Leonard M. Tannenbaum/ President and Chief Executive Officer
Harry S. Pangas, Esq.

QuickLinks

[Letterhead of Sutherland Asbill & Brennan LLP]